Essex Property Trust, Inc.

925 East Meadow Drive
Palo Alto, California    94303
Telephone  (650) 849-1600

August 29, 2003

Via Edgar
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Karen Garnett

Re: Essex Property Trust, Inc. and Essex Portfolio, L.P.; Withdrawal of Post-Effective Amendment filed August 6, 2003 to Registration Statement File Number 333-44467

Dear Ms. Garnett:

      Essex Property Trust, Inc. (the "Company") and Essex Portfolio, L.P. (the "Operating Partnership") hereby inform the Staff that, pursuant to the Staff's recommendation, the Company and the Operating Partnership hereby withdraw the Post-Effective Amendment filed on August 6, 2003 to the Registration Statement on Form S-3, File Number 333-44467, pursuant to Rule 477.

      None of the shares covered by the Post-Effective Amendment have been issued.

      In lieu of the Post-Effective Amendment filed on August 6, 2003 to the Registration Statement of Form S-3, File Number 333-44467, the Company has filed a new Registration Statement on Form S-3 on August 28, 2003, solely for the purpose of adding a class of securities, preferred stock of the Company, to the securities initially registered on Registration Statement No. 333-44467.

      Please call Justin Bastian at (650) 813-5641 if you have any questions.

ESSEX PROPERTY TRUST, INC.

By: /s/ Michael J. Schall
 Michael J. Schall,
Director, Senior Executive Vice President
and Chief Financial Officer

ESSEX PORTFOLIO, L.P.
By Essex Property Trust, Inc., as
General Partner

By: /s/ Michael J. Schall
 Michael J. Schall,
Director, Senior Executive Vice President
and Chief Financial Officer